

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 1, 2021

Richard S. Warzala
President, Chief Executive Officer and Chairman of the Board
ALLIED MOTION TECHNOLOGIES INC
495 Commerce Drive
Amherst, New York 14228

> **Re: ALLIED MOTION TECHNOLOGIES INC**
> **Registration Statement on Form S-3**
> **Filed September 28, 2021**
> **File No. 333-259840**

Dear Mr. Warzala:

    This is to advise you that we have not reviewed and will not review your registration statement.

    Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Please contact Gary Guttenberg at 202 551 6477 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences